FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

Response to the request from the Argentine Sovereign Pension Reserve Fund (Fondo de Garantía de Sustentabilidad) - Shareholder ANSES. Request of information about the agenda.

Buenos Aires, March 9, 2017

Securities and Exchange Commission.

Relevant Information

General and Special Shareholders Meeting held on March 30, 2017

Response to the request from the Argentine Sovereign Pension Reserve Fund (Fondo de Garantía de Sustentabilidad) - Shareholder ANSES. Request of information about the agenda.

We hereby address you a copy of the answer send today to the Argentine Sovereign Pension Reserve Fund (Fondo de Garantía de Sustentabilidad) related to the proposals to be treated on the General and Special Meeting of Shareholders to be held next March, 2017 (the “Meeting”).

BBVA BANCO FRANCES S.A.

RE.: In response to the request from the Response to the request from the Argentine Sovereign Pension Reserve Fund (Fondo de Garantía de Sustentabilidad) - Shareholder ANSES. Request of information about the agenda.

We hereby address you to answer the letter received last March 2, whereby certain information is required from the President of BBVA Banco Francés S.A. (“BBVA Francés”) in order to vote in the Annual and Special Meeting of Shareholders to be held next March 30, 2017 (the “Meeting”).

Pursuant to the request, the requested information is furnished below:

1) “A Signed Copy of the Minutes of the Board of Directors Convening to the Annual and Special Meeting of Shareholders.”

A copy of Minutes of the Board of Directors No. 5194 of February 21, 2017 convening to the Meeting of Shareholders is attached hereto. Notwithstanding the above, such minutes have been made available to the public in general on the Online Financial Information Tool (Autopista de Información Financiera, AIF) on February 21, 2017 under ID 4-459025-D.

2) “Current (Regular and Alternate) Members of the Board of Directors with the Dates of Appointment and Currency of their Mandates”.

Below, there is a list of the members of the Board of Directors of BBVA Francés:

BBVA BANCO FRANCÉS S.A.

Full name	TITLE	Appointment	Exp. of Mandate
Jorge Carlos Bledel	Chairman	04/07/15	12/31/17
Alfredo Castillo Triguero	Vice Chairman 1°	04/26/16	12/31/16
Marcelo Gustavo Canestri	Vice Chairman 2°	04/10/14	12/31/16
Oscar Miguel Castro	Regular Director	04/07/15	12/31/17
Juan Manuel Ballesteros Castellano	Regular Director	04/26/16	12/31/16
Gabriel Eugenio Milstein	Regular Director	04/26/16	12/31/17
Javier Pérez Cardete	Alternate Director	04/26/16	12/31/18

3) “Breakdown of the Shareholding Structure to Date.”

Below, there is the latest information available on the shareholding structure of BBVA Francés at December 31, 2016:

Name	Ordinary Shares	% Total Shares
BBVA SA	244,870,968	45.61%
BBV AMERICA S.L. (1)	160,060,144	29.81%
THE BANK OF NEW YORK MELLON ADRS (2)	52,302,192	9.74%
ANSES FGS LAW 26425	42,439,494	7.90%

(1)	BBV America S.L is under control of BBVA. It has directly 29.81% of the shares of BBVA Francés.
(2)	Agent of the Ads

4) Regarding the items in the agenda:

a)    (Item 2) “Consideration of the Annual Report, Annual Report on Corporate Responsibility, Financial Statements, Supplementary Information and other Accounting Information, Supervisory Committee’s Report and Auditor’s Report, for Fiscal Year No. 142, ended December 31, 2016.”

A copy of the documentation to be considered at the Meeting is attached and identified in this item. Furthermore, such information has been made available to the public in general on Autopista de Información Financiera (AIF) on February 21, 2017 under ID 4-455941-D.

b) (Item 3) “Consideration of the performance of the Board of Directors, the General Manager and the Supervisory Committee.”

The Financial Statements and the Board of Directors’ Annual Report mentioned in the answer above describe clearly the performance of the Board of Directors, the General Manager and the Supervisory Committee of BBVA Francés.

c) (Item 4) “Consideration of the results for Fiscal Year No. 142, ended December 31, 2016. Treatment of Unallocated Earnings at December 31, 2016 for the amount of ARS 3,643,672,343.56. The following allocations will be made: a) ARS 728,734,468.71 to the Legal Reserve; (b) ARS 911,000,000 to dividend distribution in cash subject to the authorization of the Central Bank of the Argentine Republic; and c) ARS 2.003.937.874.85 to the optional reserve for future distribution of earnings, as provided for in Communication “A” 6013, subject to the authorization of the Central Bank of the Argentine Republic.”

Pursuant to the terms in Title II, Chapter II, art. 27, of the Rules of the Argentine Securities Commission (restated by Resolution No. 622/13 of the Argentine Securities Commission), the Board of Directors of BBVA Francés has included in the text of the Agenda item the content of the motion to be made to the Meeting in connection with the 2016 unallocated earnings.

d) (Item 5) “Consideration of the remuneration for the Board of Directors for Fiscal Year No. 142, ended December 31, 2016.”

The proposed remuneration for the Board of Directors for the discharge of their duties during fiscal year 2016 amounts to ARS 7,012,511.08.

Furthermore, the amounts paid as remuneration of the Board during the fiscal years ended on December 31, 2015; December 31, 2014; December 31, 2013 are AR$ 5,331,841.20, AR$ 4,296,435.72 and AR$ 3,153,920, respectively.

None of the Directors appointed during the periods reported were in employment relationship with the entity or perceived feed for special commissions or technical-administrative tasks.

Regarding the request for access of information by Directors, we inform that the National Securities Committee (CNV) has issued the Interpreting Criterion No 45, in relation to the information on individual compensations (Section 75 of Argentine Decree No. 1.023/2013), stating that “Companies authorized to publicly offer their shares shall make a report as required in section 75 of Argentine Decree No. 1.023/2013 as information restricted in the access created by this Agency for such purpose. The global compensations shall be informed as stated in the RULES through included directors, managers, trustees and statutory auditors.

Therefore, BBVA Francés will comply with the provisions set forth by the National Securities Committee, once informed of the access of the compensation of each Director through the restricted access created for such purpose, and it will only inform the global compensation through public access.

All proposals of fees of the Board of Directors of BBVA Francés have been previously approved by the Appointment and Compensation Committee and have a favorable opinion of the Auditing Committee pursuant to Argentine Law 26.831

Furthermore, the information of the periods above mentioned has been made available to the public in general in the Financial Information Highway (AIF) on the following dates: (i) February 26, 2014 under ID 4-213711-D; (ii) February 24, 2015, under ID 4-285969-D; and (iii) February 23, 2016, under ID 4-368983-D; and (iv) February 21, 2017, under ID 4-459027-D.

e) (Item 6) “Consideration of the remuneration for the Supervisory Committee for Fiscal Year No. 142, ended December 31, 2016.”

The Board of Directors of BBVA Francés has decided to propose the Meeting a remuneration for the Supervisory Committee of ARS 870,382 for the fiscal year 2016.

In relation to the fiscal years ended on December 31, 2015; December 31, 2014 and December 31, 2013, the amount paid as remuneration for the Supervisory Committee were AR$ 681,904, AR$ 528,608 and AR$ 419,530 respectively.

With respect to the request for individualization of the compensation of the Auditing Committee, we refer to the answer of the above item, in relation to the application of the Interpreting Criterion No. 45 of the National Securities Committee, as it also includes the compensation of the Auditing Committee.

Finally, the information of the periods above mentioned has been made available to the public in general in the Financial Information Highway (AIF) on the following dates: (i) February 21, 2017 under ID 4-459026-D; (ii) February 23, 2016, under ID 4-370243-D; and (iii) February 24, 2015, under ID 4-285964-D; (iv) April 11, 2014 under ID 4-221401-D.

f) (Item 7) “Determination of the number of members of the Board of Directors and election of the relevant directors for three fiscal years.”

Article 10 of BBVA Francés’ by-laws set forth that the Board of Directors of the company is formed by a minimum of three and a maximum of nine Regular Directors, and the same number of alternate members, as established in each Annual Meeting.

Furthermore, all mandates of Directors are valid as of the date of the shareholder’s meeting.

The Board of Directors of BBVA Francés does not make any proposal regarding this item of the Agenda and, to date, no proposal has been received from any shareholder (article 70 of Law No. 26.831).

g) (Item 8) “Election of three regular and three alternate members of the Supervisory Committee for the current fiscal year.”

Article 19 of BBVA Francés’ by-laws set forth that the company will be supervised by three regular members of the Supervisory Committee who will be appointed by the Annual Meeting of Shareholders on an annual basis. That meeting will also select the same number of alternate members for the same term.

Therefore, the mandates of: (i) Regular Members of the Supervisory Committee, Mario Rafael Biscardi, Alejandro Mosquera, and Gonzalo José Vidal Devoto; and (ii) Alternate Members of the Supervisory Committee, Julieta Paula Pariso, Lorena Claudia Yansenson, and Daniel Oscar Celentano, have expired.

h) (Item 9) “Remuneration of the accountant who prepared the financial statements for Fiscal Year No.142, ended December 31, 2016.”

The Board of Directors of BBVA Francés has decided to propose to the Meeting the amount of ARS 17,713,428 plus VAT, as remuneration for the accountant who prepared the financial statements for Fiscal Year 2016.

In relation to the fiscal years ended on December 31, 2015; December 31, 2014, the amount paid as remuneration of the accountant were AR$ 13,038,000 and AR$ 9,941,840, respectively, in all the cases plus VAT.

The Audit Committee on Law No. 26.831 has issued a favorable opinion on this issue.

i) (Item10) “Appointment of the accountant who will prepare the financial statements for the fiscal year 2017. Amendment of previously agreed in item 10 of the Agenda of the Regular and Special Shareholders Meeting held on April 26, 2016”.

The Board of Directors of BBVA Francés has decided to propose to the Meeting the appointment of a new external accountant for the fiscal year 2017, which implies an amendment in the item 10 of the Agenda of the Regular and Special Shareholders Meeting held on April 26, 2016.

The main reason is the advantages of appointing the same external accountant of the BBVA Group, which would allow the benefits of achieving a higher efficiency in the coordination of the audit process and reducing costs.

j) (Item 11) “Allocation of funds to the Audit Committee on Law. 26.831 to seek professional advice.”

The Board of Directors of BBVA Francés has decided to propose to the Meeting a budget of ARS 558,105.31 for the operation of the Audit Committee on Law. 26.831.

In relation to fiscal years closed on 12/31/2015, 12/31/2014 and 12/31/2013, the amounts paid as budget of the Auditing Committee, Argentine Law 26.831, are ARS 439,453, ARS 351,562, ARS 281,250, respectively.

Such proposal have a favorable opinion of the Auditing Committee, Argentine Law 26.831.

Furthermore, the information of the periods above mentioned has been made available to the public in general in the Financial Information Highway (AIF) on the following dates: (i) February 21, 2017 under ID 4-459026-D; (ii) February 23, 2016, under ID 4-370243-D; and (iii) February 24, 2015, under ID 4-285964-D; and (iv) April 11, 2014, under ID 4-221401-D.

k. (Item 12) “Renewal of delegation in the Board of Directors (with the power to subdelegate) of the entire powers referred to the Negotiable Obligation Program of BBVA Banco Francés S.A. for an amount of up to USD 750,000,000 (or its equivalent in other currencies), initially authorized by resolution of the National Securities Committee No. 14.967 of November 29, 2004 and of the negotiable obligations issued under it, including, without limitation, the determination of all the issuance conditions.

According to the request, we inform that the roles timely delegated by the Annual General Meeting and Special Meeting No. 185 of April 26, 2007, are as follows:

The creation of the Program and the issuance of Negotiable Obligations as well as all conditions of the Program and the classes and series of Negotiable Obligations to be issued under such program and the increases in the amounts and extensions of terms were approved in the Shareholder’s Meeting held on July 15, 2003, April 26, 2007, March 28, 2008, March 30, 2011, March 26, 2012, and April 9, 2013; and the specific terms and conditions of the Program and the Negotiable Obligations were approved in the Board of Directors Meetings held on August 31, 2004, December 7, 2004, September 24, 2008 and September 23, 2009. On December 22, 2009, certain sub delegates of the Bank approved the terms and final conditions of the Program and Negotiable Obligations according to the faculties sub delegated by the Board of Directors.

The Shareholder’s Meeting approved the renewal of the delegation of faculties in the Board of Directors in its Meeting of April 7, 2015.

According to the decision taken in the Shareholder Meeting held on April 7, 2015, it proposes to delegate by the term of 2 years since the date of the Meeting.

(a) all conditions of the Program and the classes and series of Negotiable Obligations to be issued under such program within the maximum amount authorized by the Meeting of up to USD 750,000,000 outstanding, at any moment, with the possibility of issue and reissue series within that outstanding amount, including, without limitation, the determination of the period, currency, price, method and conditions of payment and placement, legal and contractual implementation, applicable law, types and rates of interest or other consideration for the issuance and provision of funds under them, periods of interests, terms, mechanisms of repurchase or redemption, etc. and;

b) the determination or not of the request for authorization of the public offering of the Negotiable Obligations in Argentina to the CNV and/or competent authorities with respect to other jurisdictions, including the Securities Exchange Commission of the United States of America, and of quotation or not to Buenos Aires Stock Exchange, foreign stock exchanges or other stock market or over-the-counter-market entities of the country or abroad;

c) to authorize the Board of Directors to sub delegate its powers and those delegated to one or more directors or managers of the Bank.

Truly yours,

/s/ Adrian Bressani
ADRIAN BRESSANI, ESQ.
SECRETARY OF THE BOARD OF DIRECTORS
BBVA BANCO FRANCÉS S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: March 9, 2017	By:	/s/ Ignacio Sanz y Arcelus
	Name:	Ignacio Sanz y Arcelus
	Title:	Chief Financial Officer